Filed by Citigroup Inc. and
                                            Associates First Capital Corporation
                                   Pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                         under the Securities Exchange Act of 1934 in respect of
                                            Associates First Capital Corporation
                                                     Commission File No. 2-44197



In connection with the proposed transaction, Citigroup will file a registration statement on Form S-4 and Associates will file a proxy statement, each with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement and the proxy statement when they become available because they will contain important information. Investors and security holders may obtain a free copy of the registration statement and the proxy statement (when available) and other documents filed by Citigroup and Associates with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by Citigroup with the SEC may also be obtained from Citigroup by directing a request to Citigroup Inc., 153 East 53rd Street, New York NY 10043, Attention:
Treasurer (212-559-1000). Free copies of the proxy statement (when available) and other documents filed by Associates with the SEC may also be obtained from Associates by directing a request to Associates First Capital Corporation, 290 Carpenter Freeway, Irving TX 75062, Attention: General Counsel (972-652-4000).

Associates and certain other persons referred to below may be deemed to be participants in the solicitations of proxies of Associates' shareholders to adopt the agreement providing for Citigroup's acquisition of Associates. The participants in the solicitation may include the directors and executive officers of Associates, who may have an interest in the transaction including as a result of holding shares or options of Associates. A detailed list of the names and interests of Associates' directors and executive officers is contained in Associates proxy statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's web site at http://www.sec.gov.


                                      ###

FOR IMMEDIATE RELEASE
Citigroup Inc. (NYSE symbol: C)
Associates First Capital Corporation (NYSE symbol: AFS)
September 6, 2000

         CITIGROUP TO ACQUIRE ASSOCIATES FIRST CAPITAL CORPORATION

       Associates Shareholders to Receive .7334 Citigroup Shares for
                Each Associates Share in a Tax-Free Merger,
                 for Total Purchase Price of $31.1 Billion

         Transaction Expected to Be Accretive to Citigroup Earnings by at Least $.10 Per Share in First Year

     Builds Citigroup's Finance Businesses Internationally and in U.S.


New York, NY September 6, 2000 -- Citigroup, Inc. (NYSE: C) and Associates First Capital Corporation (NYSE: AFS; "Associates") today announced that Citigroup will acquire Associates in a merger under which Associates shareholders will receive .7334 common shares of Citigroup for each share of Associates common stock. Based on closing prices on September 5, 2000, the value of the transaction to Associates' shareholders is $42.49 per share with a total transaction value of approximately $31.1 billion.

The transaction, which has been unanimously approved by the Boards of Directors of both companies and is expected to close on or about year end, will be accounted for by the pooling-of-interests method and will be tax-free to holders of Associates common stock.

The Associates is the largest publicly traded finance company in the U.S., with managed assets of more than $100 billion and shareholder's equity of $10.3 billion and 2,750 offices in the U.S. and 13 other countries. Citigroup is a preeminent global financial services company, with assets of more than $791 billion and shareholders' equity of $51 billion, offering an unparalleled range of financial products and services to customers in more than 100 countries. Following consummation of the transaction, Associates shareholders will own approximately 10% of Citigroup's common shares.

"This transaction, which will be accretive to Citigroup earnings by at least $.10 per share in the first year of combined operation, accelerates our consumer financial services expansion globally," said Sanford I. Weill, Chairman and Chief Executive Officer of Citigroup. "In one step, we catapult our international earnings in these rapidly growing segments by more than 40%. We are particularly excited about The Associates' strong presence in Japan, where it is the fifth largest consumer finance company, and in Europe, where it has more than 700,000 customers. In addition, this transaction further increases our base of recurring and predictable earnings, strengthens our position in the credit card business, consumer and commercial finance business domestically and will expand our commercial leasing business.

"Citigroup has a long history of effectively integrating businesses, retaining the best from every company while assuring our standards become the norm," said Weill. "Because of our focus on providing quality products and services that serve customer needs and build long-term relationships between our company and consumers, our consumer finance operations are very well regarded. We are excited about the prospects for the combined operation."

"This transaction marks a defining moment in our company's history," said Keith W. Hughes, Chairman and Chief Executive Officer of Associates. "With an extraordinary global infrastructure, formidable capital resources, unquestioned stability and the broadest spectrum of high-quality, cost effective, efficiently distributed products and services, Citigroup is building upon its leadership position in the global economy. We are excited to be joining forces in this effort, contributing the energy and drive that has led Associates to twenty-five consecutive years of record earnings. The Citigroup stock our shareholders will receive in the transaction represents ownership in the world's premier, broad-based financial services company. Their track record of creating value is truly exceptional. For all of these reasons, this is a compelling combination. For Associates, joining Citigroup will provide exciting opportunities for customers and employees."

Following the close of the transaction, Associates' North American consumer finance operations will be combined with CitiFinancial, Citigroup's consumer finance business, and Associates' commercial unit will be combined with Citigroup's Global Equipment Finance operations. Associates' credit card operation will be combined with Citibank's card operations. Keith W. Hughes, Chairman and Chief Executive Officer of Associates, will join Citigroup's Board of Directors and become a Citigroup Vice Chairman, and Roy A. Guthrie, Senior Executive Vice President and Chief Financial Officer of Associates, will have responsibilities that include the Associates' current operations in commercial and international finance.

The transaction is subject to approval by Associates' shareholders. It is also subject to approvals by certain domestic and foreign antitrust, banking and insurance regulators. Following the close of the transaction, all outstanding indebtedness of Associates (rated A2/A+/A+ by Moody's/S&P/Fitch) and its subsidiaries will be guaranteed by Citicorp (rated Aa3/AA-/AA by Moody's/S&P/Fitch). Associates and its subsidiaries will no longer be separately rated and maturing indebtedness after the closing will be refinanced at the Citicorp level.



                                   # # #


Citigroup (NYSE: C), the most global financial services company, provides some 100 million consumers, corporations, governments and institutions in over 100 countries with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage and asset management. The 1998 merger of Citicorp and Travelers Group brought together such brand names as Citibank, Travelers, Salomon Smith Barney, CitiFinancial and Primerica under Citigroup's trademark red umbrella. Additional information may be found at www.citigroup.com

Associates, established in 1918, is a leading diversified finance company providing consumer and commercial finance, leasing, insurance and related services worldwide. Associates, headquartered in Dallas, has operations in the United States and 13 international markets. For more information, visit Associates Web sites at www.theAssociates.com

Live Webcast Alert:

A webcast of a 10:30 a.m. investment community meeting to review the transaction will be available on the Citigroup website. To gain access to the webcast, which will be "listen-only," go to www.citigroup.com. Please log on to the website at approximately 10:15 a.m. A replay of the webcast will also be available at www.citigroup.com, as will a copy of the investment community presentation.

Media:                       Leah Johnson 212-559-9446
Analysts:                    Sheri Ptashek 212-559-4658
Fixed Income Analysts:       Firoz Tarapore 212-793-8090



                                      # # #

On September 6, 2000, Citigroup and Associates First Capital held a meeting for the investment community to discuss the acquisition by Citigroup of Associates First Capital. A transcript of the simultaneous webcast of the meeting and a copy of the slides shown at the meeting and available on the webcast follows.


MR. WEILL: First of all, I would like to thank everybody that worked their way through the gridlock in the City and thought that this might be a more interesting presentation than the millennium celebration at the UN.

I'm here this morning with Keith Hughes who is the Chairman and Chief Executive of Associates and Roy Guthrie who is the Chief Financial Officer of Associates, as well as being responsible for their global operations and other things, and withstood an attack of about 70 people over very many days and obviously did a very good job.

Also Bob Lipp who is, among other things, responsible for our global consumer business and Bob Willumstad who is Vice Chairman of our global consumer operation as well as what we are doing on the Internet and a lot of other things with boundless energy.

What I would like to do this morning is just give you a very brief overview of the transaction, which most everybody knows anyway, then introduce Keith to give some of his thoughts on why he thinks this is a combination that makes sense for the people, for the customers, especially for the shareholders of both of our organizations. Then I'm going to talk about five or six bullet points about why we think this is a significant growth story for our company. Then Bob Lipp will talk about how these businesses really come together and integrate together and then we will all be here available for questions, and that will include Roy and Bob Willumstad.

So basically this is a transaction that is being done stock for stock. It will be accounted for as a pooling of interests. We would be hopeful that it could close by the end of the year and that we are starting today all the various regulatory filings of which we have to participate in all of them.

This will be a tax-free exchange with a value as of last night's close of a touch over $31 billion. So that this is going to be something that will be very important for the ongoing company and that, from a people point of view, Keith will become a Vice Chairman of Citigroup and on the board of Citigroup and working directly with me in making sure that this consolidation is one that takes place in a seamless way and the most productive way for all of our various constituencies.

It is something that I think we are really incredibly excited about. It is a transaction that really fits better than most anything that we can think about and has the kind of scale that will really benefit the shareholders for the effort that is going to go into that. I'm going to talk a little bit more about that later.

What I would like to do is introduce my friend Keith who already has a tie and pin and he is indoctrinated. Keith.

MR. HUGHES: Thank you, Sandy, very much.

We, speaking on behalf of all the Associates employees, we are really very pleased to be part of Citigroup and we look forward to really taking what has been a long-term relationship, principally as banking relationships go and a little bit as competitors, into something that we think is the most powerful thing that our organization, culture, has ever had an opportunity to participate in.

It is pretty clear to those of you who have followed Associates that we have a company that lines up incredibly well with what Citigroup does. If you look at our domestic business, our card business, our consumer finance, our version of commercial finance really is kind of a hand-in-glove fit with Citigroup. And beyond that we think that our version of international, which has been successful in Asia, North America, and perhaps to a little smaller degree Europe, will really contribute significantly to the forward look of our new organization.

I think as a company I would just tell you that we have been very proud of our organization for a lot of years. Our culture has always been focused on growth and predictable profitability. This has really been a transaction that has, in our perspective, really allowed us to join forces with what is clearly the premiere financial services organization anywhere in the world.

As far as our constituencies are concerned, we think this is a tremendous win for our shareholders, our employees, and our customers. We think that there are major opportunities that will allow us to contribute to the forward progress of Citigroup's earnings and we look forward to being part of that culture.

With the merger we are even more excited than we have been this year. We will record our 26th year of record profitability. We are proud of that. As we look at what we can do now within the Citigroup family, we know we can elevate that contribution rather dramatically. I know Bob will be talking about some of those opportunities, at least as we see them in a preliminary sense.

Our company has had an 82 year history as an organization. We think that the greatest thing that has ever happened in that 82-year period is the chance to become part of Citigroup. We admire Sandy and his management team. We think it is world class and we think there are many cultural similarities between Associates and Citigroup and we are very proud to be part of this great organization going forward. Sandy, thanks.

MR. WEILL: Keith, thank you very much.

I would just like to take a couple of minutes to give you a view of how I look at these various pieces that are going to be coming together and, as I said before, we look at this as really a growth story. Associates for the last 25 years has seen their income grow at better than 23 percent a year, and we think that when you put the Citibank brand next to that in different parts of the world that those numbers can accelerate.

One of the exciting pieces for us is really the global business where when you put Citigroup's global consumer business together with Associates, it increases our earnings from the international arena by about 40 percent in the consumer category. When you look at what Associates has done on an international basis over the last three years, its top-line revenue has grown 56 percent a year and the bottom line has grown over 30 percent a year. So we are going into an area that is growing a lot. It has been an area that Bob has targeted to be a really important part of what we do on a global basis and we think that this really fits and will accelerate what we can do outside of the United States, which we think is very important.

Second, in the consumer finance business, Associates' receivable growth has been about five percent a year in its branches whereas ours over the last three years has averaged about 26 percent a year. Over the last two years, we have bought about 170 branches from Associates just to test this out, this theory, and the branches really fit in well, both ones that were traditional old Associates branches as well as the Avco branches and the ability to have what maestro can do in building up the ability to do a broader base of business in those offices.

We think that putting these together we can get the growth rate of the Associates branches to look something like the growth rate of our present branches, and that kind of increase is not included in any of the numbers that we are talking about when we talk about an accretion of at least ten cents a share.

I think the card business, Bob is going to talk about more, but that is one of our major priorities. I think it is a very good fit with the bank cards, with our present bank cards in Citibank as well as Associates' position in the private label card business, and especially in the oil card business which was an area that they concentrated in much more than we did and we think that we can expand our position in that part of the card market.

From the consumer lending point of view, Associates had about $20 billion of receivables. We had about $15 billion in basically the same markets. We are going to put those together. Roy is going to have the responsibility of managing that. And we are going to see how we can really grow that business in a sound way both in the United States and look to what are the international opportunities taking advantage of our positions in 100 countries around the world.

We, as part of this transaction, will take a restructuring charge of somewhere between $600 million and $700 million after taxes in putting the two companies together. We haven't completely figured out exactly where that is going to be. So that will be something that we will get back to you over the next four or six weeks.

We have also been very conservative in the savings that we are looking at in this transaction which we say will conservatively be about $600 million which will come in to our income statement over the first two years of the transaction and hopefully there will be even more than that. It doesn't represent a very large segment of what either companies' costs are in the areas where we are consolidating. I think that when you can do something that handles all the strategic areas that we as a company are interested in, it increases the percentage of our income that is recurring and predictable, really ignites what we want to do as far as the global expansion of our consumer franchise and at the same time increases our earnings a minimum of ten cents on five billion shares, I think that we have structured something that makes a heck of a lot of sense for our shareholders, it makes a heck of a lot of sense for this company going forward and I think puts us in a position to continue the kind of growth that we have afforded our shareholders over the last ten years and really over the last two years.

One of the key people that has been responsible for a lot of our success over that period is Bob Lipp who I will now introduce. He has the heavy lifting part to make all of this happen. Bob.

MR. LIPP: Thank you, Sandy.

What I thought we would do, and again Bob and Roy are very much part of this, is give you some of our thoughts about how the two companies might come together and also some of the implementation plans and a little feel for the outlook of each of these areas.

As you can see from this slide, this really gives you the breakdown of Associates, essentially their receivables as of year-end and actually their pre-tax -- I'm sorry, the receivables as of midyear, this year, and then the pre-tax earnings that they showed by business unit last year. It is a big operation. We are enthusiastic about it.

I think what you are going to see is that the risk of putting these companies together is we think relatively small because there is absolutely natural fits between the two, as both Keith and Sandy mentioned, natural fits between the two companies in each one of these segments and also the opportunity for revenue enhancement, which I will mention as we go through each area. It really plays to I think the strengths of the combined companies and, again, I emphasize I think some of our estimates and feeling about them are pretty low risk in terms of the implementation risk.

Let me give you some of the early thoughts about each one of these. Let's go to the international side first to give you a flavor. As you can see, the international side from Associates' point of view has been a very strong operation and a growth area in the last several years. Going from managed receivables in '97 of $4.3 billion, this is consumer finance activities outside the United States, to $15 billion as of the second quarter. It has had a huge growth rate.

You can see there is a commensurate growth rate in pre-tax operating earnings from $335 million to $740 million and, in the first six months of this year, $435 million pre-tax is a 37 percent increase over the comparable period of last year.

When you look at this operation, and this is one of the strategic priorities as far as the consumer group in Citigroup, the expansion of the very strong operations that we both have domestically in the United States and what Associates has in the rest of the world and to combine that with really the basic business that we have through Citibank in 50 countries around the world, that really the combination of these two companies really looks to a very bright, growing future as far as consumer finance earnings outside the United States.

Citicorp, Citigroup, we are in consumer activities in 50 countries. We actually have over 1,000 offices. We have $50 billion in loans. This is to be added with the numbers that you see up here for Associates, and $77 billion in deposits. So there is an absolute base in many other countries, especially the emerging markets, for the development and expansion of Associates' international consumer finance activities in the rest of the world.

So we look forward to this very much and think this will be an excellent franchise for growth in the future.

I do want to mention Japan because it is such a unique opportunity. It has been mentioned here before. The growth of Associates in Japan really represents a tremendous plus for all of Citigroup. The number five position in consumer finance in Japan, 677 branches, and substantial earnings and growing earnings in the past and outlook for the future, it especially works very well as far as the overall Citigroup strategy in Japan. As you know, we have a very good brand image. The Citibank name is very good in Japan. We have a substantial deposit-taking capacity in our consumer branches. Nikko Salomon Smith Barney has a wonderful investment banking operation and now with consumer finance it really rounds out a very diversified operation.

Next is commercial finance. As you can see from this slide, there is about $22 billion of receivables in the Associates commercial finance. As Sandy indicated, there is a comparable operation in Citigroup of about $15 billion, both domestic and international in terms of the Citigroup assets, which gives you, as you can see, 37 or so billion dollars in terms of outstandings.

Associates is number one in the truck and trailer leasing business, and although this is a difficult area now, I think all of us feel that this is going through a cycle and that that excellent franchise will create the kind of earnings that it should in the future. It is number two in construction equipment finance.

Really there are a lot of revenue opportunities when you look at the combination of these two companies, both in terms of product expansion in commercial finance and the use of the contacts that the Citibank global relationship bank and international expansion and international contacts will have for commercial finance.

Next is the U.S. consumer lending business. This is consumer finance. Here we have in Associates $34 billion in receivables and about $15 billion in CitiFinancial. So when you combine those two operations, as you can see on the bottom right-hand side, we end up with $48 billion in receivables on a pro forma basis, actually bigger than Household as you can see from this chart and a very powerful earnings base.

When you throw the numbers together quickly, we are looking at over a billion dollars in this area in terms of after-tax earnings, really before you even think about the cost saves and the revenue enhancement opportunities from the combination of these two operations.

As you can see, Associates has 750 full-service branches. This would be combined with CitiFinancial's about 1,200 comparable branches for a nationwide network of about 2,000 branches, which is really what we always sort of dreamed about in the scale of some 1,800 to 2,000 branches to really cover the consumer finance business in the United States very actively. You all know we all sort of started with that business, we all love it, we have all had our experience in it, and we think we are going to be able to significantly improve the revenue enhancements and expense enhancements here.

As shown, this is just a rough comparison of the revenue per branch between Associates and CitiFinancial. As you can see, CitiFinancial is about twice or more than twice the revenue per branch in the United States. This is primarily due to an emphasis on real estate loans in the Associates area and a much more balanced approach I would say in CitiFinancial which creates personal loans and real estate loans and substantially more revenue. So we think we can move that 442 up toward our 1,100 over a period of time.

Additionally, from an expense ratio point of view, again just a direct comparison of the two branch networks, CitiFinancial has an advantage here and we would hope that could be extended to the Associates branches also.

The next unit is the card business. As Sandy indicated, as you all know, we are the largest credit card business in the world now, Citibank is. This of course adds another 20 million card customers and about $12 billion, that was as of last -- year-end it is actually larger than that now to our combined operation. This would give really pro forma numbers for Citigroup, about 85, to really closer to $90 billion in receivables outstanding in the United States. It is a wonderful business which we -- it is a great franchise for Citigroup and certainly what Associates brings to this would make a very big plus.

The bank card, there will be expense opportunities here because of Citibank's efficiency in this area especially as far as combining the bank card operations.

As indicated before we do like -- this really puts us into the oil card business which is a very good margin business and very profitable, and also the combination of our private label cards will create a very significant base in that business.

So essentially, really in conclusion, we think it is a winner. It is terrific on the international side. It really gets Citigroup as far as consumer finance in a big way outside the United States. It enhances our current leadership positions in credit cards and consumer finance and equipment finance and leasing in the United States. It significantly expands Citigroup's consumer finance network everywhere. We are going to have 2,600 branches worldwide. I think, as I emphasized starting out, we think there is going to be substantial increase in profitability both through expense savings and revenue enhancement in the future.

So, again, I think we are all very comfortable and enthusiastic about the opportunities here.

MR. WEILL: Bob, thank you, and before we take questions, I would just like to make two comments.

Number one, to me just sitting and listening, it is great to do a deal that you don't have to go through all kinds of machinations to explain. I think that that is what this is. It really I think is pretty obvious what can happen.

Second, we had meetings with all the rating agencies yesterday and our ratings were affirmed by all of the rating agencies and went one better with Moody's where they put Citigroup's ratings on credit watch with positive implications, which I think is very, very good and I think sort of explains -- or their view sort of corroborates ours as to what is going to happen here.

With that, I'm going to be the director of the questions.

Ron.

VOICE: Thanks, Sandy.

Two questions.

One is in regard to Japan where there are great opportunities but you have somewhat disparate views. I was wondering if you could talk about how they might work together to enhance growth there.

Then, the second question, somewhat related to the rating agencies, if you seek chances to save the funding costs of Associates and how much that might be and whether that is included in the cost savings numbers that you gave.

MR. WEILL: I think that as far as Japan, basically I think that this consumer finance business will fit in with what we are doing in the consumer business in Japan generally.

As Bob mentioned, which I thought was a very interesting number, that we would have $77 billion of deposits outside the United States. Japan is a place where we have more deposits -- or had more deposits than we knew what to do with. This will be a very big plus in how we utilize those deposits.

The second part of the question was?

VOICE: Savings from debt rating upgrades for Associates.

MR. WEILL: I think that Associates has been very efficient in how they have funded their businesses and did some very advantageous long-term financing. I think there will be savings from funding costs. That is not going to be, initially, a significant number. If we grow our deposit-taking ability in the U.S. beyond our current capabilities, which is going to be something that we look at, there could be significant savings. But we do not have factored into our model any significant savings from the present cost of money.

VOICE: The credit quality methodologies between the two companies, do you see any major changes in that regard?

MR. WEILL: Credit quality, do you want to do that, Bob?

MR. WILLUMSTAD: We have done a fair amount of due diligence. While there are some differences in credit quality the net margins on the business themselves, Associates would take maybe a little more risk than what you would see in a Citi portfolio. But they price accordingly. So the credit looks pretty good to us.

VOICE: Two questions.

The first one, you identify on the expense side you could get $600 million pre-tax and two-thirds of that realized in the first year. Could you give us more clarity on the revenue side, how long is that going to take and what type of revenue growth opportunities there are, just be a little more specific?

MR. WEILL: We are just into this transaction two hours, but I think just take a look at what the revenue growth has been in the international segment of Associates, take the fact that we are on the ground in a lot of countries that neither company has gone into yet. I think that there is no reason to expect that we will not have significant revenue growth going forward in the global part of this business.

I think Bob did a very good example of looking at the consumer finance branches, which is a big part of Associates' revenue base, where if I remember the numbers that I saw up there, there was 440 a branch versus 1,100 a branch. We have worked with 170 of the branches already, which is maybe 15 percent of the total of what Associates has, and we think that by blending in home equity loans as well as unsecured or partly secured, working with our various other products in the branch, that that revenue, and with the technology, we will be able to ramp-up the revenue at a pretty decent pace. Would you say that is right?

MR. WILLUMSTAD: Yes, I would think that six months or so after we get our technology in place we would start to see some revenue increases.

VOICE: Do you have a position where the 170 branches are today, if the old Associates was at 442 and the Citi branches are at whatever, 1,100, where are the 170 branches; is it three-quarters of that, is it 850?

MR. WILLUMSTAD: I didn't get the question.

MR. WEILL: I think he is asking where the 170 branches are. Some of them are in Canada.

VOICE: No, in terms of productivity, I'm trying to get a feel for what the upside is.

MR. WEILL: The branches that we bought from Associates in the last few years, how do those branches look today vis-a-vis an old commercial credit branch?

MR. WILLUMSTAD: It is hard to make generalized statements because these offices were located in a lot of different places, Texas, scattered around the U.S., and 40 or 50 of them were in Canada.

I would say, generally speaking, certainly in the U.S. core branches that we bought, obviously Texas is a different set of circumstances, inside of nine months to a year these offices were performing at the CitiFinancial productivity levels.

VOICE: As I understood it, Associates had been prioritizing new technology spending this year and I'm curious about both from the cost saves that you have targeted and revenue enhancements, how much of the cost saves that you have laid out today are dependent upon those technology initiatives or would the saves from those initiatives be noticeably additive to the $400 million to $600 million number?

MR. WEILL: Let me just say that I think we feel very comfortable with $600 million.

Do you want to say anything about the technology, anybody?

MR. GUTHRIE: I think we have made a large push and it is really in the direction that CitiFinancial has already taken. So the direction that those spending initiatives had was very, very aligned with what was occurring or what has already occurred over some time at CitiFinancial.

They are complementary. They may be redundant though. What I'm really saying here is we are heading in a direction that is very similar but there will be a single set of technologies that underlies this combined system and from that there will be significant savings.

VOICE: I just asked as to the percentage of the $400 million to $600 million saved from corporate-level expenses and credit card integration, how much of the saves would come from those two areas?

MR. LIPP: Just to give sort of ballpark numbers, maybe half of it will come from just the integration of the credit card operation, and that is actually just the bank card part of the Associates, it is about $7 billion, but put on to the Citibanking operations there will be a savings of about $300 million there.

The other savings are sort of scattered around. Obviously there are duplicates in terms of overhead and things like that which will make up a fair amount of the remainder.

MR. WEILL: But none of the assumptions are anywhere near what anybody would qualify as aggressive.

VOICE: It does have very little assumed in terms of branch level productivity saves, is that a correct assumption?

MR. WEILL: I think, again, if you look at the chart and you can take something north of a five percent expense ratio to something just north of a four percent expense ratio, part of which happened because of items increase without a commensurate increase --

VOICE: It just doesn't sound like that is in your $600 million number.

MR. WILLUMSTAD: I think we are talking about in terms of productivity, is expand the top-line revenue and push more business through the branches instead of significant cost saves coming out of the branches.

VOICE: This question is directed to Keith and Roy.

I'm just curious why you chose to sell now just as you are starting to come back from some issues. Why not wait until the engine is humming?

MR. WEILL: Good question.

MR. HUGHES: Maybe I didn't make the point as clear as I should have. But we have for a long time admired Citigroup from a product market leadership, the way they do business, and there is no better time then when things feel right. And we think that we had a good future but it is going to be much better for our shareholders, our employees, and our customers being part of what I think is the most powerful worldwide franchise in financial services anywhere.

And we have never believed in doing things -- trying to time things right. We think that the payment, the agreed-upon economic terms are superb. We think that it is a win across the board and we can't wait to get it done.

MR. WEILL: Can I just add something and then you can go to the second part of your question?

But Keith and Roy are taking our stock. They are going to have the same kind of obligations that the rest of us have to stay shareholders. So they are not getting out. They are continuing their commitment to building this together to create even more value.

VOICE: It wasn't clear to me, will the Associates name remain or is that going to be changed?

MR. WEILL: You mean will we change Citigroup to Associates Group?

VOICE: Exactly, that is what I meant.

(Laughter.)

MR. HUGHES: We have talked about that and there is no question that the Citi brand throughout the domestic and international markets is the most superior brand we could ever dream of. So we look forward to having our brand become Citigroup.

VOICE: Can you guys give some detail on the restructuring charge? Does that include any provision for boosting up loan loss reserves, et cetera, or does it deal with any of the securitization of residual assets on Associates' balance sheet?

Secondly, can you talk a little bit about the difference in profitability between the two commercial franchises?

MR. WEILL: The first part of it, the answer is no. What we have done is give you an area where we think we are going to come out in restructuring reserve and, as I think I said before, when we come up with all the specifics and have it worked out exactly right, we will tell you. But the range is $600 million to $700 million.

As far as the difference in the profitability of the commercial business, Roy.

MR. GUTHRIE: I think I could probably speak with a bit more conviction on the Associates. Ours is about a 14 or 15 percent. As you know, we disclosed this as a segment. So it is very clear to everyone, and certainly those of you who have followed the company, it is a market basket full of very specialized address of parts of the U.S., construction equipment, transportation, and so forth.

I think the complementary aspect of this clearly is that vendor financing and equipment financing out of the Citigroup area is going to provide us with I think some opportunity to broaden the existing products that go through these distribution channels and also to have some administrative complementary administrative back office functions combined. And our estimates are that the profitability between both of them combined is actually going to rise a little bit.

I would have to draw short of commenting on the Citibank profitability because I'm not that familiar with it.

MR. WEILL: One thing we will do is Citibank's commercial leasing business now is buried in foreign exchange and structural products and whatever, but when you put these together that will be a large enough segment that we will break it out.

VOICE: I was hoping you could provide some more color on what you are planning to do with Associates' private label program, and if you could comment on Sears move to convert existing private label card members to Visa and Mastercard.

MR. WILLUMSTAD: We obviously haven't spent a whole lot of time looking at private label per se. What we have seen is the private label business at Associates is very much like the private label business at CitiFinancial. That business becomes an important component of our branch strategy at CitiFinancial.

Obviously we are going to take a hard look at it and see whether that strategy makes sense for the total organization. We don't anticipate right now any meaningful change in terms of conversion to Visa or Mastercard.

VOICE: Just to follow up, would you be willing to entertain keeping the Associates brand name for subprime ventures?

MR. WILLUMSTAD: Again, I think both Sandy and Keith mentioned, our intention right now is to use the Citi brand.

VOICE: Where do you stand with additional large acquisitions? Are you where you want to be with regard to consumer finance? Would you consider some acquisitions outside the U.S.? What about, say, insurance and commercial banking?

MR. WEILL: I think that this is an acquisition that at least in our consumer business goes across a lot of the businesses that we are in, both in the United States and on a global basis, which I think is going to keep us pretty busy. However, we are always looking at opportunities in countries that we think represent good growth opportunities for Citigroup where we can expand our presence and think we can manage it appropriately.

So that is an ongoing process all the time that will not be conflicted by this. But I would say that we like to do one thing right at a time and we figured that the company was in a very good position now, its businesses are running well, that we missed a lot of things that happened over the last bunch of years in the consumer finance business and Keith was buying up a lot of them and some of the others and we really felt badly about that and this gave us an opportunity to catch up.

VOICE: With regard to commercial banking, you are getting a lot of branches nationally now; would this make you more inclined to buy a commercial bank down the road where you could get synergies?

MR. WEILL: I don't think this would affect our position in commercial banking. I think what we have said is that we are in a process of evaluating how efficient our branches can be from the point of view of collecting deposits and selling other kinds of financial products. That seems to be moving along okay. But it is still a little bit too early for us to think about anything like that.

I would say this is not like doing a little thing. This is a very big company that will add north of $2 billion to our earnings and we want to make sure we execute it right. I think that is our responsibility together for this point in time.

VOICE: Was this a strictly negotiated transaction or were there other potential bidders involved?

MR. WEILL: You know, I can only tell you what he told me.

Go ahead, why don't you answer that.

MR. HUGHES: This transaction was just with Citigroup and that met our strategic goals and covered eventually all the points that we felt were important to our three principal constituencies, shareholders, employees and customers.

VOICE: Two specific follow-on questions.

Keith, you took a charge earlier in the year to exit manufactured housing. I just want to make sure there are no residual issues there.

Secondly, as I understand it in Japan there have been some rate caps imposed. I'm curious what your update is in profit margin outlook in the Japanese consumer finance business.

MR. GUTHRIE: The manufacturing housing business was a great opportunity again for me to spend a lot of time with the due diligence team explaining what we did there, and I think to their satisfaction importantly.

As we said publicly in the first quarter of this year, when we took a one-time charge we did not intend to come back. I think we stressed all the things that you should stress about how large that reserve should be. There was no limitations on that process and our estimates, so we remained as comfortable as we were the day we actually took it and I think we have outperformed or more effectively performed the use of it since then.

MR. WEILL: Let me say that we agree with that. However, we might be more conservative or not. I think it is too early to say. But it wouldn't affect anything that they thought or did. It might be just another view of the same subject.

MR. GUTHRIE: In terms of Japan, we remain, and I think it has been echoed here by the speakers, very, very excited about what is going on in Japan. A consequence of the usury ceiling reduction in Japan is an unfortunate one on about a third of the industry. Because those who lacked scale to access the capital markets and have the risk management systems to be efficient unfortunately are probably going to succumb to this lower interest rate. It does indeed have a small effect on our top line. But our view is that we will be able to grow through that and have earnings increases somewhat consistent with the company taken as a whole, in the double digit, mid double digit range next year.

MR. WEILL: Let me just add a little bit of that in answer to your question, that our doing this transaction together would not preclude their being able to take advantage of appropriate ways to increase their size in Japan if those kind of opportunities presented themselves, because we do have the same philosophy.

OPERATOR: First question from the phone lines is from Richard Strauss from Goldman Sachs.

MR. STRAUSS: Most of my questions have actually been asked, but just on the usury ceiling question, you said you are going to work that out. Over what time frame and over what period do you think you will be able to grow through that?

MR. GUTHRIE: That is a prospective application of the new ceiling. So in effect what you are going to need is obviously time for the entire file to turn over. So our estimates are 18 to 24 months before the full impact of that legislation has found itself on our file, and that is the period over which we basically said, and I think through this process confirmed with our new partners, that we are going to continue to experience that mid teens growth rate.

VOICE: How does PFS fit into all of this? Maybe you could just give us some color there. And also just growing AFS's European platform, the specific joint-type operations you are thinking, along those lines.

MR. WEILL: Let me do PFS quickly and then, Bob, do you want to do the European?

But PFS will have, in the United States, an additional 750 branches, so that they will be able to work together through a broader part of the United States in creating Smart and Safe loans and other products. I think that would be really the only kind of connection that they would have as it related to this.

Plus, in Canada our position would increase dramatically and, as you know, we have quite a number of agents in Canada so we should see ourselves doing more home equity business in Canada that comes in through the PFS sales force.

MR. LIPP: I believe the question had to do with the impact on our operations in Europe. It is obviously a positive in the sense that Associates is in several European countries.

I think the most significant step was in our credit card strategy, which we are in 48 countries now, one of the weakest positions we had was the U.K. and Associates has $600 million outstanding in the U.K. in terms of credit cards. So we immediately at least have got a very good position in the U.K. which was one that was not available to Citigroup previously.

MR. WEILL: Plus $700,000 in accounts in five or six countries in Europe.

VOICE: Congratulations. Thank you.

OPERATOR: Our last question from the phone lines comes from Catherine Murray from JP Morgan.

MS. MURRAY: I was wondering if you see a big distinction between retail banking and consumer finance in most of the emerging markets; and what I'm wondering is, are we likely to see more expansion in the retail finance business in the emerging markets via consumer finance instead of retail banking?

MR. LIPP: I think it is sort of complementary would be my immediate reaction to that question.

We have got a couple of things. Retail banking is both loans and deposits. So in emerging markets we have the nice combination of having sources of funds and local currency to be able to fund our asset growth. Now, that asset growth can be and will be in consumer finance, credit cards, and other types of consumer lending. So it is sort of a really nice fit when you can put together a consumer finance operation with a deposit-taking activity, especially around the world. It really fits. You have got good, stable sources of funds. They are being picked up at a low cost. And certainly the ability to get involved in the consumer finance operation, which we have real expertise between Associates and Citigroup, and then build it into, as these countries really develop, into credit card portfolios and other types of lending, I think is a real natural.

MS. MURRAY: A separate question would be could you elaborate on the technology enhancements that you have there that you think are going to drive the revenue growth in the U.S.

MR. WILLUMSTAD: As Roy mentioned earlier, Associates was marching down the same path that CitiFinancial has and our expectations are that we would implement the CitiFinancial technology in the Associates offices.

We are heavily driven by our technology. It does our underwriting. It does our pricing and marketing support, especially on the unsecured lending portfolio. So I think the implementation of that technology will go a long way towards improving the productivity.

MR. LIPP: I think, too, in talking with Roy in previous conversations, it is going to be a real plus for the people in the Associates branches around the United States to have what we think is really an upgrade in terms of the technology. They will have it right away.

As we have done in other acquisitions, the ability to institute and make these technology moves are going to be done as close to the closing as possible and I think it will be a real up-tick for the people in the Associates branches.

VOICE: A couple of questions.

First, I assume Equity Plus, is that still on or is that cancelled now, September 14th?

MR. HUGHES: It is cancelled.

VOICE: You have alluded to the due diligence process. First, if you could walk through just a little bit more of what was involved, how much time.

The second issue, to the extent that you can, while the numbers have not been finalized in the restructuring charge, if you could tell us your current view, is that entirely related to redundant people and facilities, operating expense driven, or whether we should assume there might be some credit or residual charges baked into that number that you gave us.

MR. WEILL: Good try. We are not going to comment at this meeting on how we are -- I think what we know enough about is to give you the magnitude of it and when we come up with the exact specifics we will let you know when we know.

As far as the due diligence, recognizing that Associates is a public company and has been a public company for four and a half years, we had access to the books and records and work papers and had a wonderful Labor Day weekend. Thank God the weather wasn't too good in a lot of places that we didn't really miss as much as we might. But we spent what we felt was a significant amount of time reviewing the numbers of all of the businesses with maybe I would say 60 or 70 people from our company involved in every aspect of that process and we feel comfortable with our new partners that aren't really going away, they are all becoming shareholders.

So what we are trying to do is build something for everybody and we feel very good about what we saw, how the delinquencies worked out, the ethics of how the business is managed.

MR. LIPP: Just to emphasize that, the amount of detail, and again I think many of you know Roy, for example, who led the due diligence effort from Associates, we had access to all the operating reports right down to a significant amount of detail by reaging, extensions, by month, by sector. It was a significant amount of detail which we all reviewed and felt very comfortable with.

Of course, we are in all of these businesses ourselves. That is another important thing to recognize. So that the ability to make direct comparisons and have people that are experts, that are in the business also, it wasn't as though we were guessing about these things. It was really people that were involved in both sides could talk the same language.

MR. WEILL: We also were fortunate enough to have the help of Salomon Smith Barney in our going through this. I felt I just should say that.

VOICE: Sandy, the stock market has given very low PEs to companies like Associates and its peers. Obviously today we talked about opportunities for even enhancing the growth rate that Associates has enjoyed. But, still, combining your company with Associates it is not really that clear to me how this enhances the PE of the overall company. I was wondering if you could comment on that.

MR. WEILL: I think that, Ron, you were looking at it at a spot in time. Two years ago I remember Associates selling in the high 40s with significantly less earnings than what it has today. So I would say two years ago it sold at a high multiple, or certainly significantly higher than now. And I remember the stock nearly went up five-fold, or four and a half times, from the price that it was issued at, including the split to where it got to. I think that the company obviously had some problems in some of their businesses, like manufactured housing.

We see this as really a top-line revenue growth business. We think that one of the real growth parts of our company going forward is what we can do in the consumer business on the international front. This helps us an incredible amount in that. So I think it does a lot to what we can do. I think we have always said multiples are going to take care of themselves. We have watched brokerage multiples go from highs to lows.

Really the key things are, are we going to be at the forefront of what is happening, what are we doing in technology to utilize technology to be more efficient, what kind of service are we providing to our customers. I think this transaction really does all the things that any shareholder of ours should want, at least from our point of view, and we are very big shareholders ourselves. So we think this should be worth a very big multiple.

I mean, our growth rate has been higher -- and this would not hurt our traditional growth rate -- than financial companies that sell at a 50 percent higher multiple than ours that shall be nameless, but you can find them in the beginning of the alphabet. We think this is very good. It brings in that recurring and predictable earnings that allows us to continue to make investments. We will expand our investments overseas and in the U.S.

MR. LIPP: I think a couple of clear winners in terms of top-line growth too will be the international side. And having done the due diligence it is more than just words. It is especially, given the base that we have around the world in the form of Citibank consumer people, they don't know consumer finance, but they know credit cards and they are in 50 countries, and the excellent operation that Associates has here, I think this is going to be a real winner in terms of what the earnings and especially over the next few years can be in that area, plus even the inherent activities that they have where they are, Japan especially looks very positive.

The other thing is really, as Bob talked about here, even though the domestic consumer business like CitiFinancial is a pretty prosaic kind of marketplace, it is a prosaic industry, Bob and his team have been able to demonstrate growth rates in the high 20s over the last several years in that kind of business. That is done through just operational excellence and marketing excellence.

The ability to have literally 1,000 more branches, and we really look forward to those, not as expense saves, but as revenue opportunities, I think we are going to have some pretty interesting growth rates in that area too.

MR. WEILL: If you look back on the consumer finance business over the last 20 or 25 years, it has done better in recessionary periods than large-money banks and other parts of the economy. It is a very good area of business. It happens to be one that all of us up here know something about.

And there are high multiples in the lending business. Some of the credit card companies sell at pretty good multiples. They are all selling better this morning.

VOICE: Hi, congratulations.

Can you navigate the regulatory process for us and highlight the key approvals that will be needed to close by year-end?

MR. WEILL: I think that the regulatory process here will be getting the approval of the Comptroller of the Currency and the Treasury. I'm not sure that we need Fed approval. Let's say we do. It is a similar kind of process. About 12 different insurance regulators, certain states. It is -- you know, everybody has a good job to do over the next three or four months. It is a lot of regulators. We are used to doing that in most of the deals that we do.

This company does not create new ground in anything we do. I think one of the good things is I don't think we have any kind of position that really would get the attention of the European Union in Brussels as to what we are doing and how we might be inhibiting some French bank or something like that. So we think that we should be fine.

VOICE: You are going to add 1,200 more branches with the Citigroup umbrella. Are you not getting to a point where critical mass is achieved in physical touch points such that with the Internet you might start going after national consumer banking in a more aggressive fashion?

MR. WILLUMSTAD: That is obviously a very interesting question. We will have I think a unique branch distribution network certainly for the consumer finance business. It is something we have looked forward to for years, to having this number of branches. It is unclear to me that these branches necessarily relate to a strategy that would be complimentary with the Internet.

I mean, our intentions on the Internet is to have a broad-based financial service offering with all of our products literally in the next several months so that we are able to do that. We continue to look at opportunities to supplement the Internet activities with physical locations and it is something we are going to look at. But I think it would be premature to kind of judge that this network would be the supplement to the Internet. But it also shouldn't be ruled out.

MR. WEILL: I think that most people have found out that some connectivity between bricks and clicks makes that customer feel much more comfortable and enhances the desire possibly to do a transaction rather than just collect information. But we are coming up with some very, very interesting stuff on the Internet. Some of the things we are doing with AOL and some of the thoughts we have as to how we can utilize broad-band and get into people's living rooms. We just have to see.

MR. WILLUMSTAD: I think, more importantly, we have just acquired another 20 million customers. That, to me, is the real opportunity for the Internet here is the broad base of customers that Associates has.

MR. WEILL: Any other questions? If not, again, thank you all for caring enough to come up here and let's make this thing work for everybody. Thank you very much.


                                      ###

[Citigroup Logo]

Acquisition of Associates First Capital Corp.

[The Associates logo]

September 6, 2000

TRANSACTION OVERVIEW
--------------------

Consideration paid:        100% Citigroup stock

Fixed exchange ratio:      0.7334 Citigroup shares for each Associates First
                           Capital Corp. share

Accounting treatment:      Pooling-of-interests

Tax treatment:             Tax-free exchange of shares

Total equity value:        $31.1B

Premium to 9/5/00 price:   51%

Earnings Impact:           Accretive to earnings by more than $0.10/share in
                           first year

Cost Savings:              Expect approximately $600 million (pre-tax) in cost
                           saving - Two-thirds realized within first year

Restructuring Charge:      Estimated $600-700 million after-tax restructuring
                           charge

Board representation:      Associates First Capital Chairman and CEO will join
                           Citigroup Board of Directors

Timetable:                 Closing anticipated by year-end


                                                              2 [Citigroup logo]

ASSOCIATES FIRST CAPITAL CORP.-
TRACK RECORD OF GROWTH
-------------------------------


4-Year CAGR
(1995-99)
---------

Total Managed Receivables 21%

Earnings 20%

International Receivables* 60%

------------
*3-year CAGR



Pre Tax Earnings: 1975-1999
---------------------------

[Table representing 23.4% 10-Year CAGR]


                                                              3 [Citigroup logo]

STRATEGIC RATIONALE
-------------------
Compelling Fit with Citigroup's Strategic Priorities

      o Accelerates international consumer finance expansion

          Revenue Income growth international consumer

      o Enhances leadership positions in
            - Worldwide cards
            - U. S. consumer finance
            - Equipment finance and leasing

      o Builds base of stable recurring profits

      o Immediately accretive to earnings

                                                              4 [Citigroup logo]

SUMMARY OF ASSOCIATES FIRST CAPITAL CORP.
-----------------------------------------


      o Leading provider of consumer finance, credit cards and commercial leasing services
            - 27 million customers
            - Over 2,600 branches
            - 15 countries
            - Broad international exposure



$84.8B Managed Receivables (6/30/00)
------------------------------------
[chart]

International Finance 17.6% ($15.0B)

Commercial Finance 26.5% ($22.4B)

Domestic Credit Card 15.7% ($13.3B)

Domestic Consumer Finance 40.2% ($31.1B)



$2.4B Pre-Tax Earnings (12/31/99)
---------------------------------
[chart]

International Finance 31.1% ($740M)

Commercial Finance 21.3% ($507M)

Domestic Credit Card 18.6% ($441M)

Domestic Consumer Finance 29.0% ($689M)


                                                              5 [Citigroup logo]

ACCELERATES INTERNATIONAL EXPANSION
-----------------------------------
International Consumer Finance



Managed Receivables
-------------------
[chart]

1997            $4.3B

1998            $8.5B

1999           $14.0B

6/30/00        $15.0B



Pre-Tax Operating Earnings
--------------------------
[chart]

1997           $335M

1998           $474M

1999           $740M

6/30/00        $435M



Expanding Distribution Network
$15.0B Managed Receivables (6/30/00)
------------------------------------
[chart]

Japan  (46.7%)

     o #5 position in consumer finance
     o 677 branches
     o Primarily personal/sales finance and home equity loans


UK (17.6%)

     o 113 branches
     o Primarily home equity loans, personal loans and cards


Canada (25.0%)

     o #1 branch network
     o 326 branches
     o Primarily sales finance, personal and home equity loans


Other (20.7%)

     o Significant operations in Mexico, Hong Kong, Puerto Rico and Spain


                                                              6 [Citigroup logo]

STRENGTHENS POSITION IN COMMERCIAL FINANCE
------------------------------------------

o #1 in truck and trailer leasing

o #2 in construction equipment finance

o Largest transportation and equipment finance sales force in U.S.

o Increasing fee based services: auto fleet leasing, appraisal and title service, insurance and trailer

o Integration with Citigroup's Global Equipment Finance



Associates Business Mix (12/31/99)
----------------------------------
$22.4B Managed Receivables
[chart]

Truck and Trailer      53%

Equipment              30%

Fleet Leasing           9%

Warehouse/Other         8%



Combined Market Position
------------------------
[chart]

GE Capital                         $81.7B

Pro Forma Citigroup/Associates     $35.3B

CIT                                $35.1B

IBM Global Financing               $29.4B

Associates                         $20.3B

International Lease Finance        $16.2B

Citigroup                          $15.0B


                                                              7 [Citigroup logo]

CREATES LEADING U.S. CONSUMER FINANCE BUSINESS
----------------------------------------------
Significant Integration Synergies


o    Powerful distribution network with 1,155 branches
     - 750 full service branches
     - 225 home equity branches
     - 180 auto finance branches

o    More than 90% of portfolio secured by tangible property

o    Leading provider of U.S. home equity loans
     - $3.5B real estate loans originated in 1999



Associates Business Mix (Note: As of 6/30/00)
---------------------------------------------
$34.1B Managed Receivables
[chart]


Home Equity                             63%

Personal Loans/Retail Sales Finance     37%



Combined Market Position (6/30/00)
----------------------------------
[chart]


Pro Forma Citigroup/Associates     $48.7B

Household International            $38.1B

Associates                         $32.3B

CitiFinancial                      $16.4B

American General                   $11.6B

Norwest                             $6.0B


                                                              8 [Citigroup logo]

CREATING PRODUCTIVITY ENHANCEMENTS
----------------------------------
U.S. Consumer Finance



Revenue per Branch
------------------
[chart]

Associates          $442M

CitiFinancial     $1,100M



Expense Ratio
-------------
[chart]

Associates U.S.     5.5%

CitiFinancial       4.3%


                                                              9 [Citigroup logo]

EXPANDING IN WORLDWIDE CARDS
----------------------------
Associates Card Business


o    Adds 20MM card customers

o    Marketing partnerships with Key Bank, GTE and Washington Mutual

o    #1 in private label oil business
     - 10MM customers
     - Relationships with BP Amoco, Texaco, CITGO and Shell

o    Significant retail private label business
     - 3.8 million customers
     - Relationships with Radio Shack, Office Max, Office Depot, Gateway, Goodyear and Staples

o    Integration benefits with bankcard portfolio



$11.6B Managed Receivables (Note: As of 12/31/99)
-------------------------------------------------
[chart]


U.S. Bankcard       52%

Private Label       41%

International        7%



Combined Market Position (12/99)
--------------------------------
[chart]


Pro Forma Citigroup/Associates     $85.9B

Citibank                           $74.2B

Bank One                           $69.4B

MBNA(2)                            $64.3B

Discover                           $38.0B

Chase                              $33.6B

Bank of America                    $19.7B

Associates(1)                      $11.6B


------------
(1) Includes $4.7B of US Private Label Credit Cards
(2) Pro-forma to include $5.5B portfolio recently purchased from First Union


                                                             10 [Citigroup logo]

CONCLUSION
----------

o Significantly enhances Citigroup's Global Consumer business domestically and internationally, particularly in Japan

o Enhances leadership positions in credit cards, U.S. consumer finance, and equipment finance and leasing

o Significantly expands Citigroup's consumer finance distribution network with the addition of approximately 2,600 branches worldwide

o Substantial international operations with very attractive profit and growth characteristics

o     Significant synergistic benefits with low integration risk

o     Immediately earnings accretive


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


o Statements made today may include forward-looking information subject to risks, uncertainties and other factors that could materially affect actual results.

o For further information please see Citigroup's reports filed with the SEC pursuant to the Securities Exchange Act of 1934 which are available at the SEC's website (www.sec.gov).


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